THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

February 21, 2006

Mary K. Fraser, Esq. and Ms. Keira Ino

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

Timberline Resources Corporation.

FORM 10SB/Amendment Number 2

Your File Number 000-51549

Dear Mses. Fraser and Ino:

On behalf of the above-named Registrant, in response to your letter dated January 26, 2006 (the “Comment Letter”), I hereby submit the above referenced Amendment officially filed via EDGAR. Redline and clean copies are attached hereto as exhibits in Adobe pdf format for your convenience.  Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, a “courtesy” hard copy redlined where there are changes from the original registration statement along with hard copies of the marked-up supplemental information that you requested in comment number 3 of the Comment Letter.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the general comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition to changes responsive to the comments, the financial statements have been updated through first quarter ending December 31, 2005 (unaudited) and the text throughout has been changed, where appropriate, to reflect this financial statement update. Finally, there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text, etc.

1. Nine new paragraphs have been added to this section and now the section is entitled “Overview of Regulatory, Economic and Environmental Issues.

2. This statement has been deleted as suggested by the Staff.

3. Hard copies of the requested supplemental information (marked to show the location of the information relied upon) have been submitted to you directly by the Company along with the “courtesy” hard copies of the amendments.

Frasier and Ino /Timberline Resources Corporation

February 21, 2005

4. This “Regulation” section has been rewritten entirely in response to this comment.

5.

Note 2 has been updated to include the shares under the convertible debenture that would also be considered anti-dilutive.

6.

The disclosure has been updated to clarify that an appropriate reserve study would be a professionally prepared engineering or geological study which determines and quantifies proven and probable reserves on a Company property.  At such time as the Company can professionally determine a property’s reserves and begins to capitalize future development costs, it would also analyze recoverability as contemplated under SFAS 144.

7.

Lease Income –

The Company has reviewed the accounting literature regarding leases and lease income recognition (SFAS No. 13).  It has determined that the lease between itself and Sterling Mining contains two separate components; an initial lease period from November 2004 to June 2007, and an optional lease extension beginning on June 1, 2007.  The reasoning behind this approach are as follows:

a.

The optionee (Sterling) is not required to make traditional lease payments during the initial period of the agreement.

b.

During the period from November 2004 to June 2007, the Company (Timberline) effectively sold and conveyed a mineral property interest to the optionee, and has no rights during that time to the property and is not responsible for any annual maintenance fees.

c.

When the initial option period expires in June 2007, the optionee may relinquish its rights to any or all of the four claim groups underlying the agreement and walk away from the agreement with no further cost or obligation.

i.

If that were to happen, Timberline is under no obligation to return any portion of the initial cash paid, nor would the debt forgiven be reinstated.

d.

The optionee may choose to not renew the lease after the initial period expires.

Because of this, the Company has determined that the $87,000 lease income would be more appropriately expensed over the term of the first component of the lease, or 31 months (straight-line method as prescribed by SFAS No. 13).  It has corrected its financial statements to increase its current liabilities for deferred lease income by $56,302 and only recognize $30,966 of lease income for the current period (11 months at $2,815.12 per month).

Mses. Frasier and Ino /Timberline Resources Corporation

February 21, 2006

All sections of the financial statements have been corrected to reflect this adjustment.

8.

At this time we believe that no revision is necessary.  Management believes that there is a determinable amount of shares for the conversion.  The reasoning is as follows.

a.

Under EITF 98-5, a debt convertible at inception with terms that are not fixed are then analyzed using the fair market value at inception in calculating a potential beneficial conversion feature.  This is how the Company calculated the discount for beneficial conversion with this debt.

b.

Further, at the inception of the debt Management estimated that it was more likely than not that if the debt was converted, it would be converted at $0.25 per share, or 600,000 shares.

i.

Management estimates that based on recent historical fair market values of the Company’s common stock, as seen in the attached printouts from yahoo.com, the Company’s historical prices documenting the weekly open, high, low and closing prices, from February 13, 2004 (earliest available stock prices) to August 24 (the date the agreement was signed) the average closing price of the Company’s stock was approximately $0.72 per share.  Further, the lowest closing price of the Company’s stock during that time was $0.35 per share.

ii.

Management further estimates based on the knowledge that since the date of the loan, the common stock price of Timberline has not fallen below $0.35 per share and has risen to a high of $0.80 per share (also included in a separate table attached), that any conversion would be at $0.25 per share.

9.

Under Item 310 of Regulation S-B:

a.

Paragraph (c) Financial Statements of Businesses Acquired or to be Acquire. (1) If a business combination accounted for as a “purchase”: has occurred or is probable …financial statements of the business acquired or to be acquired shall be furnished for the periods specified in paragraph c(3) of this Item.

b.

FRC 506.02.c.ii further directs the issuer that “Guidance as to when      consummation of a transaction is probable cannot be given because such a determination  is dependent  upon  the  facts and circumstances.   In essence,

Mses. Frasier and Ino /Timberline Resources Corporation

February 21, 2006

however, consummation of a transaction is considered to be probable whenever the registrant’s financial statements alone would not provide investors with adequate financial information with which to make an investment decision.”

At the time of the initial filing of the financial statements for September 30, 2005, the Company had only begun initial discussions regarding the acquisition of Kettle Drilling.  At that time it was not probable that the acquisition would occur and not including the financial statements of Kettle in the filing did provide investors with adequate financial information with which to make an investment decision.  Further, as of the date of these responses, the Company has not determined whether or not to purchase Kettle Drilling.  The main reason for the disclosure of the potential acquisition was to disclose the issuance of common stock for the due diligence period.

Very truly yours,

THOMAS E. BOCCIERI

Enclosure

TEB:ml

cc:

Stephen Goss

John Swallow

Marie Vanover

Stock Prices, Weekly, August 25, 2005 through February 6, 2006*

PRICES

Date	Open	High	Low	Close	Avg Vol	Adj Close*
6-Feb-06	0.75	0.75	0.71	0.71	6,000	0.71
30-Jan-06	0.80	0.80	0.71	0.75	30,720	0.75
23-Jan-06	0.80	0.80	0.70	0.80	11,440	0.80
17-Jan-06	0.80	0.80	0.67	0.80	7,425	0.80
9-Jan-06	0.52	0.80	0.48	0.70	33,220	0.70
3-Jan-06	0.41	0.47	0.41	0.47	24,100	0.47
27-Dec-05	0.47	0.53	0.41	0.43	17,575	0.43
19-Dec-05	0.44	0.56	0.37	0.47	26,940	0.47
12-Dec-05	0.35	0.44	0.30	0.37	24,280	0.37
5-Dec-05	0.44	0.45	0.35	0.35	1,300	0.35
28-Nov-05	0.43	0.44	0.35	0.44	9,200	0.44
21-Nov-05	0.35	0.50	0.35	0.43	875	0.43
14-Nov-05	0.33	0.35	0.33	0.35	5,540	0.35
7-Nov-05	0.36	0.45	0.36	0.45	1,200	0.45
31-Oct-05	0.36	0.36	0.36	0.36	2,200	0.36
24-Oct-05	0.45	0.45	0.45	0.45	0	0.45
17-Oct-05	0.40	0.45	0.36	0.45	6,200	0.45
10-Oct-05	0.40	0.45	0.35	0.40	8,260	0.40
3-Oct-05	0.51	0.51	0.40	0.40	4,060	0.40
26-Sep-05	0.40	0.47	0.40	0.44	11,000	0.44
19-Sep-05	0.37	0.37	0.37	0.37	1,000	0.37
12-Sep-05	0.37	0.42	0.37	0.42	6,100	0.42
6-Sep-05	0.37	0.41	0.37	0.37	6,250	0.37
29-Aug-05	0.43	0.45	0.36	0.37	24,340	0.37
25-Aug-05	0.42	0.42	0.35	0.35	6,250	0.35

* Close price adjusted for dividends and splits.

* Source: Yahoo, Finance

Stock Prices, Weekly, February 13, 2004 through August 24, 2005*

PRICES

Date	Open	High	Low	Close	Avg Vol	Adj Close*
22-Aug-05	0.42	0.42	0.42	0.42	0	0.42
15-Aug-05	0.43	0.43	0.40	0.42	1,840	0.42
8-Aug-05	0.45	0.45	0.36	0.43	1,860	0.43
1-Aug-05	0.36	0.45	0.36	0.45	200	0.45
25-Jul-05	0.36	0.36	0.36	0.36	0	0.36
18-Jul-05	0.36	0.36	0.36	0.36	100	0.36
11-Jul-05	0.45	0.45	0.42	0.42	1,200	0.42
5-Jul-05	1.00	1.00	0.40	0.40	250	0.40
27-Jun-05	1.00	1.00	1.00	1.00	0	1.00
20-Jun-05	0.36	1.00	0.36	1.00	40	1.00
13-Jun-05	0.51	0.51	0.35	0.36	14,920	0.36
6-Jun-05	0.43	0.43	0.35	0.38	17,300	0.38
31-May-05	0.43	0.43	0.43	0.43	0	0.43
23-May-05	0.51	0.51	0.43	0.43	1,300	0.43
16-May-05	0.51	0.51	0.35	0.51	3,780	0.51
9-May-05	0.55	0.55	0.55	0.55	0	0.55
2-May-05	0.55	0.55	0.55	0.55	0	0.55
25-Apr-05	0.55	0.55	0.55	0.55	0	0.55
18-Apr-05	0.55	0.55	0.55	0.55	0	0.55
11-Apr-05	0.55	0.55	0.55	0.55	900	0.55
4-Apr-05	0.55	0.60	0.55	0.55	200	0.55
28-Mar-05	0.57	0.57	0.55	0.55	380	0.55
21-Mar-05	0.57	0.57	0.57	0.57	0	0.57
14-Mar-05	0.57	0.57	0.57	0.57	0	0.57
7-Mar-05	0.57	0.57	0.57	0.57	0	0.57
28-Feb-05	0.60	0.65	0.57	0.57	1,520	0.57
22-Feb-05	0.57	0.65	0.57	0.60	14,750	0.60
14-Feb-05	0.57	0.57	0.57	0.57	900	0.57
7-Feb-05	0.56	0.65	0.56	0.65	7,620	0.65
31-Jan-05	0.56	0.56	0.56	0.56	4,280	0.56

24-Jan-05	0.65	0.65	0.56	0.56	3,200	0.56
18-Jan-05	0.65	0.65	0.65	0.65	125	0.65
10-Jan-05	0.56	0.56	0.56	0.56	0	0.56
3-Jan-05	0.60	0.60	0.56	0.56	1,400	0.56
27-Dec-04	0.60	0.70	0.56	0.70	2,960	0.70
20-Dec-04	0.60	0.60	0.60	0.60	0	0.60
13-Dec-04	0.60	0.66	0.60	0.60	4,760	0.60
6-Dec-04	0.60	0.60	0.60	0.60	0	0.60
29-Nov-04	0.60	0.60	0.60	0.60	0	0.60
22-Nov-04	0.60	0.60	0.60	0.60	175	0.60
15-Nov-04	0.65	0.65	0.60	0.60	500	0.60
8-Nov-04	0.75	0.75	0.65	0.65	2,660	0.65
1-Nov-04	0.75	0.75	0.75	0.75	60	0.75
25-Oct-04	0.75	0.87	0.75	0.87	300	0.87
18-Oct-04	0.75	0.75	0.75	0.75	0	0.75
11-Oct-04	0.75	0.75	0.75	0.75	0	0.75
4-Oct-04	0.75	0.75	0.75	0.75	0	0.75
27-Sep-04	0.80	1.01	0.75	0.75	1,400	0.75
20-Sep-04	0.90	0.90	0.80	0.80	340	0.80
13-Sep-04	0.75	0.95	0.75	0.90	1,760	0.90
7-Sep-04	0.75	0.75	0.75	0.75	50	0.75
30-Aug-04	0.85	0.85	0.75	0.75	1,800	0.75
23-Aug-04	0.75	1.01	0.75	1.01	200	1.01
16-Aug-04	1.00	1.00	0.75	0.75	400	0.75
9-Aug-04	1.00	1.00	1.00	1.00	60	1.00
2-Aug-04	1.01	1.01	0.95	0.95	500	0.95
26-Jul-04	1.01	1.01	1.01	1.01	1,000	1.01
19-Jul-04	1.01	1.01	1.01	1.01	60	1.01
12-Jul-04	1.05	1.05	1.01	1.01	200	1.01
6-Jul-04	0.95	1.05	0.85	1.05	5,375	1.05
28-Jun-04	0.79	0.95	0.75	0.95	2,780	0.95
21-Jun-04	0.90	0.95	0.79	0.79	3,980	0.79
14-Jun-04	1.01	1.05	0.90	1.00	2,200	1.00
7-Jun-04	1.01	1.01	0.90	1.01	1,275	1.01